++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+  THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE +
+                                   CHANGED.                                 +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                               Filed pursuant to
                                                                  Rule 424(b)(5)
                                                              File No. 333-55937

                Subject to Completion.  Dated February 7, 2001

     PROSPECTUS SUPPLEMENT
     (To Prospectus Dated May 14, 1999)

     [LOGO]

                                       $
                         Principal Amount at Maturity
                         PROVIDIAN FINANCIAL CORPORATION

              Zero Coupon Convertible Notes Due February    , 2021

                             ---------------------
          The convertible notes are Providian Financial Corporation's senior unsecured obligations. We will not pay interest on the convertible notes
     prior to maturity. The issue price represents a yield to maturity of   %
     per year.

          We may redeem for cash all or part of the convertible notes on or
     after February   , 2006.  Holders may require us to repurchase the
     convertible notes at a price per note on February    , 2006 of $       , on
     February   , 2011 of $       and on February   , 2016 of $      .  We may
     choose to pay the repurchase price for the February   , 2006, 2011 and 2016
     repurchases in cash or shares of our common stock, $0.01 par value, or a combination of cash and shares of our common stock.

          The convertible notes are convertible at the option of the holder, so long as specified conditions are met, into shares of our common stock at a
     conversion rate of          shares of common stock per note, subject to
     adjustment in some events.  This is equivalent to an initial conversion
     price of $      per share of common stock based on the price to investors
     of the convertible notes. Holders may surrender convertible notes for conversion at any time prior to maturity, unless previously redeemed. However, except in certain specified circumstances, if the sale price per share of our common stock on at least 20 trading days of the 30 trading days prior to conversion is (a) less than 100% of the accreted conversion price, then the holder electing to exercise its conversion right will receive, in lieu of common stock, cash in an amount equal to 95% of the product of the conversion rate and the sale price on the trading day immediately preceding the conversion date or (b) greater than or equal to 100% of the accreted conversion price but less than 110% of the accreted conversion price, then the holder will receive, in lieu of common stock, cash in an amount equal to the sum of the issue price of the convertible notes plus accrued original issue discount. As a result, except in certain specified circumstances, holders surrendering convertible notes for conversion will receive common stock only if the sale price per share of our common stock on at least 20 trading days of the 30 trading days prior to conversion is greater than or equal to 110% of the accreted conversion price. Our common stock is listed on The New York Stock Exchange under the symbol "PVN." On February 7, 2001, the closing price of our common stock as reported on The New York Stock Exchange was $56.12 per share.

          The underwriters have an option to purchase a maximum of $ aggregate principal amount at maturity of additional convertible notes to cover over-allotments.


                          --------------------------
          Investing in the convertible notes involves risks. See "Risk Factors" on page S-7 of this prospectus supplement and page 10 of the accompanying prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the convertible notes or determined that this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                          --------------------------


                                                        Per Note       Total
                                                     -------------   -----------
     Public Offering Price                              $             $
     Underwriting Discount                              $             $
     Proceeds to Providian (before expenses)            $             $

          Interest on the notes will accrue from February   , 2001 to date of
     delivery.

                          --------------------------

          The underwriters are offering the notes subject to various conditions. The underwriters expect that delivery of the convertible notes in book-
     entry form only will be made on or about February     , 2001.


                         ----------------------------

     Banc of America Securities LLC

                                          JP Morgan
                                                            Salomon Smith Barney
     February   , 2001

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement and accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus may only be accurate on the date of such documents.

                               TABLE OF CONTENTS

                             Prospectus Supplement


                                                                                                        Page
                                                                                                        ----
Prospectus Supplement Summary.......................................................................    S-1
Risk Factors........................................................................................    S-7
Incorporation by Reference..........................................................................    S-11
Special Note Regarding Forward-Looking Statements...................................................    S-12
Use of Proceeds.....................................................................................    S-13
Price Range of Common Stock and Dividend Policy.....................................................    S-13
Capitalization......................................................................................    S-14
Selected Condensed Consolidated Financial Data......................................................    S-15
Providian Financial Corporation.....................................................................    S-18
Description of Convertible Notes....................................................................    S-27
Material United States Federal Income Tax Considerations............................................    S-48
Underwriting........................................................................................    S-53
Validity of Convertible Notes.......................................................................    S-55
Experts.............................................................................................    S-55

                                                Prospectus

                                                                                                        Page
                                                                                                        ----
Index of Terms......................................................................................       6
Available Information...............................................................................       7
Incorporation of Certain Documents by Reference.....................................................       7
Providian Financial Corporation.....................................................................       8
The Financing Trusts................................................................................       8
Use of Proceeds.....................................................................................       9
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and
   Preferred Stock Dividend Requirements............................................................       9
General Description of Securities and Risk Factors..................................................      10
Description of the Common Stock.....................................................................      10
Description of the Preferred Stock..................................................................      11
Description of the Depositary Shares................................................................      12
Description of the Debt Securities..................................................................      15
Description of the Warrants to Purchase Common Stock or Preferred Stock.............................      17
Description of the Third Party Warrants.............................................................      18
Description of the Warrants to Purchase Debt Securities.............................................      19
Description of the Stock Purchase Contracts and Stock Purchase Units................................      20
Description of the Preferred Securities.............................................................      21
Description of the Guarantees.......................................................................      21
Description of the Other Units......................................................................      24
Plan of Distribution................................................................................      24
ERISA and Tax Considerations........................................................................      26
Legal Matters.......................................................................................      26
Experts.............................................................................................      26

                         PROSPECTUS SUPPLEMENT SUMMARY

     This prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, including the risk factors and our consolidated financial statements and the accompanying notes, appearing elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus.

                        Providian Financial Corporation

     We, operating through our subsidiaries, are a provider of lending and deposit products to customers throughout the United States and in the United Kingdom and offer credit cards in Argentina. We serve a diversified market with our loan products, which include credit cards, and membership products. We also offer various deposit products. As of December 31, 2000 we had $31 billion in assets under management and 16 million customers.

     Our executive offices are located at 201 Mission Street, San Francisco, CA 94105. Our telephone number is (415) 543-0404.

Recent Developments

     On October 19, 2000, we announced that our Board of Directors approved a two-for-one stock split in the form of a stock dividend, which was distributed on November 30, 2000 to our shareholders of record on November 15, 2000. All per share figures in this prospectus supplement have been adjusted for our two-for-one stock split during the fourth quarter of 2000.

     On December 28, 2000, we announced that we had reached an agreement, subject to court approval, to resolve a number of class action lawsuits, primarily involving the marketing and sales of our membership services products, that had been consolidated in the California Superior Court in San Francisco and the Federal District Court for the Eastern District of Pennsylvania. In connection with this agreement, we recorded a pre-tax charge of $36.7 million to non-interest expense during the quarter ended December 31, 2000.

     On January 18, 2000, we issued a press release with our preliminary financial results for the quarter and the year ended December 31, 2000.

     Net income totaled $798.5 million, or $2.73 per diluted share, for 2000, before one-time adjustments, compared to $550.3 million, or $1.89 per diluted share, for 1999, a 44% increase in earnings per share for the year. Net income, before one-time adjustments, for the three months ended December 31, 2000 was $236.0 million, an increase of 48% over net income of $159.4 million for the same period in 1999. After one-time adjustments, net income was $651.8 million, or $2.23 per diluted share, for 2000 and $214.0 million, or $0.73 per diluted share, for the fourth quarter. One-time adjustments during 2000 represent settlement charges of $272.6 million in the second quarter and $36.7 million in the fourth quarter and the gain on the sale of home equity loans of $64.7 million in the second quarter, all on a net pre-tax basis.

     Total managed credit card loans grew by $3.0 billion in the fourth quarter to $27.1 billion at December 31, 2000, a 42% increase over year-end 1999. Total managed revenue rose 36% during 2000 to $5.7 billion for the year, before one-time adjustments. Total managed revenue was $1.66 billion in the fourth quarter, a 34% increase over the fourth quarter of 1999.

     Our managed net interest margin on loans was 13.13% in the fourth quarter of 2000 and increased to 12.60% for the full year from 12.33% in 1999. Our managed net credit loss rate was 8.48% in the fourth quarter and 7.71% for the full year. The 30+ day managed delinquency rate was 7.52% at year-end 2000. Managed risk-adjusted margin was 17.76% for the fourth quarter and 16.86% for the full year, before one-time adjustments. Consistent with asset mix and portfolio seasoning, we expect that the managed net credit loss rate will peak in the first half of 2001 before stabilizing and improving over the balance of the year. We added $130 million to the loan loss reserve during the fourth quarter bringing the total loan loss reserve to $1.45 billion at year-end. This represented 10.50% of reported loans, which compares to 10.12% of reported loans at the end of the third quarter of 2000 and 8.86% at year-end 1999. Our non-interest expense, before one-time adjustments, was $2.2 billion for the full year, compared to $1.6 billion in 1999.

     Our return on managed assets, before one-time adjustments, was 3.19% for the fourth quarter and 2.89% for the year, while return on equity, before one-time adjustments, was 49% for the fourth quarter and 48% for the full year. We continued to maintain a strong balance sheet, with capital and loan loss reserves totaling $3.6 billion at December 31, 2000, which represented 19.9% of reported assets and 11.6% of managed assets at year-end.

                                  The Offering

Convertible Notes................   $     aggregate principal amount at maturity
                                    ($    aggregate principal amount at maturity
                                    if the underwriters exercise their over-
                                    allotment option in full) of convertible
                                    notes due February   , 2021. We will not pay
                                    interest on the convertible notes prior to
                                    maturity. Each convertible note will be
                                    issued at a price of $    per convertible
                                    note and a principal amount at maturity o f
                                    $1,000.

Maturity of Convertible Notes....   February   , 2021.

Yield to Maturity of Convertible
Notes ...........................        % per year, computed on a semiannual
                                    bond equivalent basis, calculated from
                                    February __, 2001.

Conversion Rights................   Holders may convert their convertible notes
                                    at any time after the issuance of the
                                    convertible notes and prior to the close of
                                    business on February , 2021, unless the
                                    convertible notes have been redeemed or
                                    purchased by the Company previously. For
                                    each $1,000 principal amount at maturity of
                                    convertible notes converted, we will deliver
                                    shares of our common stock, which is
                                    equivalent to an initial conversion price of
                                    $    per share. However, except as described
                                    herein under "Description of Convertible
                                    Notes-Conversion Rights", if the sale price
                                    (as defined below) on at least 20 trading days of the 30 trading days prior to conversion is (a) less than 100% of the accreted conversion price, then the holder electing to exercise its conversion right will receive, in lieu of common stock, cash in an amount equal to 95% of the product of the conversion rate and the sale price on the trading day immediately preceding the conversion date or (b) greater than or equal to 100% of the accreted conversion price but less than 110% of the accreted conversion price, the holder will receive, in lieu of common stock, cash in an amount equal to the sum of the issue price of the convertible notes plus accrued original issue discount.
                                    As a result, except as described herein
                                    under "Description of Convertible Notes-
                                    Conversion Rights", holders surrendering convertible notes for conversion will receive common stock only if the sale price per share of our common stock on at least 20 trading days of the 30 trading days prior to conversion is greater than or equal to 110% of the accreted conversion price.

                                    The conversion rate may be adjusted for
                                    certain reasons but will not be adjusted for accrued original issue discount. Upon conversion of convertible notes into common stock, the holder will not receive any cash payment representing accrued original issue discount as accrued original issue discount will be deemed paid by the shares of the common stock received by the holder of convertible notes on conversion.

Ranking..........................   The convertible notes will be unsecured and
                                    unsubordinated obligations and will rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the convertible notes will be effectively subordinated to all existing and future obligations of our subsidiaries. As of December 31, 2000, we had approximately $403 million of debt outstanding (excluding debt of our subsidiaries). As of December 31, 2000, our subsidiaries had approximately
                                    $640 million of debt outstanding.

Original Issue Discount..........   We are offering our convertible notes at an
                                    issue price significantly below the
                                    principal amount at maturity of the
                                    convertible notes. This original issue
                                    discount will accrue daily at a rate of    %
                                    per year beginning on the date of issuance of such convertible note, calculated on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. You should be aware that you will be required to include original issue discount interest in your gross income for United
                                    States federal income tax purposes as it accrues even though no cash interest is payable on the convertible notes. See
                                    "Material United States Federal Income Tax
                                    Considerations."

Sinking Fund.....................   None.

Redemption of Convertible Notes
at the Option of the Company.....   We may redeem all or a portion of the
                                    convertible notes for cash at any time on or
                                    after February     , 2006, at the redemption
                                    prices set forth in this prospectus
                                    supplement. See "Description of Convertible
                                    Notes--Redemption of Convertible Notes at the Option of the Company."

Purchase of Convertible Notes by
the Company at the Option of
Holder...........................   Holders may require us to purchase all or a
                                    portion of their convertible notes on any of the following dates at the following prices:

                                   .   on February   , 2006 at a price of $  per
                              convertible note;

                                   .   on February   , 2011 at a price of $  per
                              convertible note; and

                                   .   on February   , 2016 at a price of $  per
                              convertible note.

                              We may choose to pay the purchase price in cash, shares of common stock or a combination of cash and shares of common stock. See "Description of Convertible Notes--Purchase of Convertible Notes by the Company at the Option of Holder."

Change in Control..........   Upon a change in control of the Company occurring
                              on or before February    , 2006, each holder may
                              require us to purchase all or a portion of such holder's convertible notes in cash at a price equal to the issue price of such convertible notes plus accrued original issue discount to the date of purchase or if the convertible notes have been converted to interest bearing notes following certain specific tax events, the restated principal amount plus accrued and unpaid interest through the date of purchase. See "Description of Convertible Notes--Change in Control Permits
                              Purchase of Convertible Notes by the Company at the Option of Holder."

Optional Conversion to
Semiannual Coupon
Convertible Note Upon
Tax Event..................   From and after the occurrence of a tax event,
                              at the option of the Company, interest instead of
                              future original issue discount shall accrue on
                              each convertible note from the option exercise
                              date at  % per year on the restated principal
                              amount and shall be payable semiannually on each
                              and       to holders of record at the close of
                              business on each regular record date immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, the option exercise date. In such event, the redemption price, purchase price and change in control purchase price shall be adjusted. However, there will be no changes in the holder's conversion rights.

Events of Default..........   If there is an event of default on the convertible
                              notes, the issue price of the convertible notes plus the accrued original issue discount, or if the convertible notes have been converted to interest bearing notes following a tax event, the restated principal amount plus accrued and unpaid interest, may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

Use of Proceeds............   We expect to receive gross proceeds of
                              approximately $400,000,000 in this offering. The net proceeds of this offering will be used for general corporate purposes. See "Use of Proceeds."

DTC Eligibility............   The convertible notes will be issued in book-entry
                              form and will be represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New
                              York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of Convertible
                              Notes--Book-Entry System."

Trading....................   The convertible notes will not be listed on any
                              securities exchange or included in any automated quotation system. Our common stock is traded on the New York Stock Exchange under the symbol
                              "PVN."

                                  RISK FACTORS

     This section describes risks involved in purchasing our securities, including our convertible notes. Before you invest in our convertible notes, you should consider carefully the following risks, in addition to the other information presented in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus, in evaluating us and our business. Any of the following risks could seriously harm our business and financial results and cause the value of our convertible notes or our common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to our Business

Legal Proceedings

     In June 2000, we reached a settlement with the Office of the Comptroller of the Currency, the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General with respect to certain business practices. In December 2000, we announced that we had reached an agreement to resolve a number of class action lawsuits, primarily involving the marketing and sales of our cross-marketed proprietary service products, that had been consolidated in the California Superior Court in San Francisco and the Federal District Court for the Eastern District of Pennsylvania. Court approval of the class action settlements is required. In connection with the settlements, we agreed to make certain business practice changes and to pay restitution to affected customers. We recorded net pre-tax charges of $272.6 million and $36.7 million during the second and fourth quarters of 2000 to non-interest expense on our consolidated statements of income, reflecting our estimated obligations under the settlement agreements. We continue to face other lawsuits regarding our business practices, as well as securities class action and derivative lawsuits. An informed assessment of the ultimate outcome or potential liability associated with the remaining pending lawsuits and other potential claims that could arise out of our business practices is not feasible at this time. Due to the uncertainties of litigation, there can be no assurance that we will prevail on all the claims made against us in the pending lawsuits or that similar or other proceedings will not be brought. In addition, any negative publicity associated with the settled and pending claims could adversely affect our reputation and the future success of our business. For more information regarding our legal proceedings, see "Providian Financial Corporation--Legal Proceedings."

Intense Competition

     We face intense and increasingly aggressive competition from other consumer lenders in all of our product lines. Many of our competitors are substantially larger and have greater financial resources than us, and customer loyalty is often limited. Competitive practices, such as the offering of lower interest rates and fees, larger credit lines, and the offering of incentives to customers, could hurt our ability to attract and retain customers. Our success has also attracted new lenders to traditionally underserved markets such as the lower line credit card market, resulting in increased competition. As a result, the rate at which we originate new loans may decrease, or the rate at which customers repay their loans may increase, which could hurt our profitability.

     The Gramm-Leach-Bliley Act of 1999 (the GLB Act), which permits the affiliation of commercial banks, securities firms and insurance companies, may increase the number of competitors in the banking industry and the level of competition in providing banking products, including credit cards. To the extent that the GLB Act promotes competition or consolidation among financial service providers active in the consumer credit market, we could experience increased competition for customers, employees and funding. However, we are unable to predict at this time the scope or extent of any such impact.

     In October 1998, the U.S. Justice Department filed a complaint against MasterCard International Incorporated, Visa U.S.A., Inc. and Visa International, Inc., asserting that duality (the overlapping ownership and control of both the MasterCard and Visa associations by the same group of banks) restrains competition between Visa and MasterCard in the market for general purpose credit card products and networks in violation of the antitrust laws. The government seeks as relief that only member banks "dedicated" to one association be permitted to participate in the governance of that association. In addition, the complaint challenges the rules adopted by both MasterCard and Visa that restrict member banks from joining American Express, Discover/Novus or other competing networks. MasterCard and Visa have stated that they consider the suit without merit, and have denied the allegations of the complaint. Neither the ultimate outcome of this litigation nor its effect on the competitive environment in the credit card industry if the lawsuit succeeds can be predicted with any certainty.

Increased Delinquencies and Credit Losses

     The delinquency rate on our consumer loans, as well as the rate at which our consumer loans are charged off as uncollectible (referred to as the credit loss rate), have increased recently and may continue to increase, depending on a number of factors, including (i) an increase in balances outstanding in our middle and standard credit card market segments, which generally experience higher delinquency and credit loss rates, (ii) our acquisition of loan portfolios from third parties, which may experience higher delinquency and credit loss rates compared to loans originated by us, and (iii) an increase in the number of customers seeking protection under the bankruptcy laws. In addition, it is generally believed that the U.S. may be entering a period of decreased growth, higher unemployment and general economic uncertainty. Increased delinquencies and credit losses are likely to occur during a national or regional economic downturn or recession, or could occur for other reasons. Delinquency and credit loss rates also generally increase as the average age of a loan portfolio, referred to as "seasoning," increases. Increased credit loss rates could result if the proportion of younger loans in our total portfolio is reduced. Such a reduction could result from slower growth in new loan originations, an increase in acquisitions of seasoned portfolios, or the normal seasoning of our middle and standard credit card market segments.

Vendor Relationships

     Our business depends on a number of services provided by third parties, including telemarketing and data processing providers, nationwide credit bureaus, postal and telephone service providers, bankcard associations and providers of transaction processing services. A major disruption in one or more of these services could significantly hurt our operations.

Interest Rate Changes

     The rate of interest we pay for our funding may increase if market interest rates rise. If the rate of interest we earn on our loans does not increase by the same amount, our earnings could be reduced. Our earnings could also be hurt in a period of falling interest rates, as we are currently experiencing, if the rates on our consumer loans fall faster than the rate we pay for our funding or if customers repay fixed rate loans.

Cost and Availability of Funding

     We obtain funding for our lending operations primarily from depositors, securitizations, institutional investors and commercial lenders. Changes in the deposit, credit or the securitization markets, including the way in which we are perceived in those markets, could make one or more of these funding sources more expensive or unavailable. These changes could result from changes in the regulatory, tax and accounting environment, competition for funds, events that disrupt capital markets, or other reasons beyond our control. Competition for funding sources comes from a wide variety of institutions, many of which have greater resources and higher financial ratings than we do.

Government Policy and Regulation

     Federal and state laws and regulations significantly limit the types of activities in which our banking subsidiaries may engage. In addition, consumer protection and debtor relief laws limit the manner in which we may offer, extend, manage and collect loans. Congress, the states and regulatory agencies and other jurisdictions in which we operate may enact new laws and regulations and amendments to existing laws and regulations that further regulate consumer lending, including changes to the laws governing bankruptcy, which could make it more difficult or expensive for us to collect our loans, or impose limits on the interest and fees that we may charge our customers. Our earnings could also be hurt by changes in government fiscal or monetary policies, including changes in capital requirements and our rate of taxation, and by changes in general social and economic conditions.

Growth, Product Development and Acquisitions

     A major contributor to our growth and earnings has been the development and expansion of cross-marketed proprietary service products and credit card products offered to our middle and standard market segments. Competition in these markets is likely to intensify. Sales of cross-marketed proprietary service products and related revenues may not continue at historical levels, and there can be no assurance that we will be able to develop new products and services that will enable us to sustain our recent rates of earnings growth. In addition, a portion of our historical growth in managed loans and customer accounts resulted from portfolio acquisitions. There can be no assurance that we will acquire additional loan portfolios, that the acquired portfolios will perform as expected, or that such acquisitions will be profitable.

Management and Operations

     Our growth and profitability depend on our ability to retain key executives and managers, attract capable employees, maintain and develop the systems necessary to operate our businesses and control the rate of growth of our expenses. Expenses could significantly increase due to acquisition-related conversion costs and other acquisition-related expenses, new product development, facilities expansions, increased funding or staffing costs and other internal and external factors.

Other Industry Risks

     We face the risk of fraud by accountholders and third parties, as well as the risk that increased criticism from consumer advocates and the media could hurt consumer acceptance of our products. The financial services industry as a whole is characterized by rapidly changing technologies. System disruptions and failures may interrupt or delay our ability to provide services to our customers. In particular, we face technological challenges in the developing online credit card market. The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in the products and services offered by our e-commerce business. Security breaches, acts of vandalism, and developments in computer capabilities could result in a compromise or breach of the technology we use to protect customer transaction data. Consumers generally are concerned with security breaches and privacy on the Internet, and Congress, individual states and other jurisdictions could enact new laws regulating the electronic commerce market that could adversely affect us.

Risks Relating to the Convertible Notes

Effect of Holding Company Structure

     Because the convertible notes are obligations of a holding company which has no significant independent operations and which holds its assets primarily through the equity in its subsidiaries, the convertible notes are effectively subordinated to all existing and future indebtedness and obligations of Providian National Bank (PNB), Providian Bank (PB) and our other direct and indirect subsidiaries. As of December 31, 2000, we and our subsidiaries had approximately $1.043 billion of debt outstanding. As a consequence, we will be able to make payments on the convertible notes only to the extent that (i) the instruments representing indebtedness of our subsidiaries permit payments to be distributed as a dividend on equity to us and (ii) there are amounts legally available to be distributed. Our existing indentures and bank credit agreements would, and future indentures and credit agreements may, block upstream payments of this type under various circumstances, including: (i) the bankruptcy, liquidation or reorganization of us and our subsidiaries, and (ii) during the continuance of defaults under these indentures and agreements. In addition, regulatory provisions applicable to the Company's subsidiaries also limit the
payment of dividends to the Company.   See "Providian Financial Corporation -
Regulatory Matters - Dividends and Transfers of Funds".

Volatility of Common Stock and Convertible Note Price

     The market price for our common stock may be volatile and therefore the price of our convertible notes may fluctuate significantly, which may result in losses for investors. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

  .  quarterly variations in operating results;

  .  changes in financial estimates by securities analysts;

  .  changes in market valuations of financial services companies;

  .  additions or departures of key personnel;

  .  announcements with respect to new or existing legal proceedings; and

  . any deviations in net revenues or in losses from levels expected by securities analysts or projected by us.

     In addition, the price of the convertible notes may fluctuate as a result of changes, if any, in ratings issued by rating agencies relating to our debt securities or rating agencies' perceptions of our sector of the financial services industry.

No Public Market for the Convertible Notes

     Prior to this offering, there has been no trading market for the convertible notes. Although the underwriters have advised us that they currently intend to make a market in the convertible notes, they are not obligated to do so and may discontinue their market-making activities at any time at their sole discretion without notice. Consequently, we cannot ensure that any market for the convertible notes will develop, or if one does develop, that it will continue for any period of time. If an active market for the convertible notes fails to develop or continue, this failure could harm the trading price of the convertible notes. We do not intend to apply for listing of the convertible notes on any securities exchange or any automated quotation system.

Lack of Funds to Finance the Change in Control Purchase, Purchase at the Option of Holder or Cash Payments upon Conversion.

     On February , 2006, 2011 and 2016 and upon the occurrence of specific kinds of change in control events occurring on or before February , 2006, holders of convertible notes may require us to purchase their convertible notes. We may choose to pay the purchase price for the repurchases on February , 2006, 2011 and 2016 in cash or shares of our common stock or both. In addition, in certain other circumstances holders exercising their conversion rights will receive cash in lieu of common stock. However, it is possible that we would not have sufficient funds at these times to make the required purchases of convertible notes or payments with cash. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture for the convertible notes. See "Description of Convertible Notes - Conversion Rights" and "-Purchase of Convertible Notes by the Company at the Option of Holder" and "-Change in Control Permits Purchase of Convertible Notes by the Company at the Option of Holder."

                          INCORPORATION BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus supplement the information contained in the following documents:

     . our annual report on Form 10-K for the fiscal year ended December 31, 1999;

     . our current reports on Form 8-K dated February 3, June 20, July 6 and August 23, 2000 ;

     . our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000; and

     . the description of our common stock which is contained in the registration statements on Form 10 and Form 8-A filed on April 17, 1997, and September 2, 1997 respectively, to register such securities under Section 12 of the Exchange Act, including an amendment on Form 8-A/A filed on March 26, 1999, and any other amendment or report filed for the purpose of updating such description.

     All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date hereof shall be deemed to be incorporated by reference in this prospectus supplement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

     We will provide without charge to each person to whom a copy of this prospectus supplement has been delivered, and who makes a written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus supplement, excluding exhibits. Requests should be directed to: Investor Relations, Providian Financial Corporation, 201 Mission Street, San Francisco, CA 94105, telephone number: (415) 278-6170.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this prospectus supplement and the accompanying prospectus, including documents incorporated by reference in this prospectus supplement and the accompanying prospectus, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Forward-looking statements include expressions of the "belief," "anticipation" or "expectations" of management, statements as to industry trends or our future results of operations, and other statements which are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any forward-looking statements.

                                USE OF PROCEEDS

     We expect to receive gross proceeds of approximately $400,000,000 in this offering. We intend to use the net proceeds from the sale of the convertible notes for general corporate purposes, which may include possible acquisitions, investments in securities and the reduction of debt, and investments in, or extensions of credit to, our subsidiaries.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's common stock is traded on the New York Stock Exchange under the symbol "PVN". The following table shows for the periods indicated the high and low closing prices per share of the Company's common stock as reported by the New York Stock Exchange.



                   1999                           High     Low
                   ----                           ----     ---

     First Quarter.............................  $58.50   $35.41
     Second Quarter............................   65.81    39.22
     Third Quarter.............................   51.63    38.81
     Fourth Quarter............................   57.75    38.81

                   2000                           High     Low
                   ----                           ----     ---
     First Quarter.............................  $44.72   $30.06
     Second Quarter............................   49.78    40.78
     Third Quarter.............................   64.78    44.75
     Fourth Quarter............................   66.72    40.53

                   2001                           High     Low
                   ----                           ----     ---
     First Quarter (through February 7, 2001)..  $59.75   $52.13


     On October 19, 2000, the Company announced that its Board of Directors approved a two-for-one stock split in the form of a stock dividend, which was distributed on November 30, 2000 to the Company's shareholders of record on November 15, 2000.

     On February 7, 2001, the closing price of the common stock on the New York Stock Exchange was $56.12 per share. At February 7, 2001 there were approximately 9,700 holders of record of the Company's common stock.

     The Company paid a regular quarterly cash dividend of $0.025 per share of common stock for each quarter beginning with the first quarter of 1999 through the third quarter of 2000, and $0.030 per share of common stock for the fourth quarter of 2000.

                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company and its subsidiaries at December 31, 2000 and as adjusted as of such date to give effect to the issuance of the convertible notes. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement.

                                                                               December 31, 2000
                                                          ---------------------------------------------------
                                                                    Actual                   As Adjusted/1/
                                                          ------------------------       --------------------
                                                                         (Dollars in millions)
Interest bearing deposits                                        $  13,033.6                    $  13,033.6
Short-term borrowings                                                   18.7                           18.7
Long-term borrowings                                                 1,024.2                        1,024.2
Convertible notes offered hereby                                           -
                                                          ------------------       ------------------------
Total interest bearing deposits and debt                            14,076.5

Company obligated mandatorily redeemable capital
securities of subsidiary trust holding solely junior
subordinated deferrable interest debentures of the
Company (Capital Securities)                                           111.1                          111.1

Common stock                                                             2.8                            2.8
Retained earnings                                                    2,014.2                        2,014.2
Cumulative other comprehensive income                                   21.1                           21.1
Treasury stock                                                          (5.9)                          (5.9)
                                                          ------------------       ------------------------
Total shareholders' equity                                           2,032.2                        2,032.2
                                                          ------------------       ------------------------

Total capitalization                                             $  16,219.8                    $
                                                          ==================       ========================


    /1/ Adjusted for the issuance of the convertible notes offered hereby, assuming no exercise of the overallotment option.

                SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected condensed consolidated financial data for the Company as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated by reference in this prospectus supplement.

                                                                              Year Ended December 31,
                                                         --------------------------------------------------------------

                                                                2000                  1999                   1998
                                                         -----------------     -------------------      ---------------
(Dollars in millions, except per share data)
INCOME STATEMENT DATA                                       (unaudited)
Interest income:
  Loans                                                  $  2,468.6                $  1,559.3               $  807.8
  Federal funds sold and resale agreements                     85.9                      34.3                   14.1
  Other                                                       145.5                      30.7                   20.7
                                                         ----------                ----------               --------

  Total interest income                                     2,700.0                   1,624.3                  842.6

Interest expense:
  Deposits                                                    813.0                     356.8                  204.4
  Borrowings                                                   62.2                      92.3                   42.9
                                                         ----------                ----------               --------
  Total interest expense                                      875.2                     449.1                  247.3

     Net interest income                                    1,824.8                   1,175.2                  595.3

  Provision for credit losses                               1,515.4                   1,099.1                  545.9
                                                         ----------                ----------               --------

     Net interest income after provision
      for credit losses                                       309.4                      76.1                   49.4

  Non-interest income/1/                                    3,248.3                   2,412.5                1,266.2
  Non-interest expenses/2/                                  2,471.5                   1,571.2                  825.0
                                                         ----------                ----------               --------

     Income before income taxes                             1,086.2                     917.4                  490.6

  Income tax expense                                          434.4                     367.1                  194.2
                                                         ----------                ----------               --------

     Net Income                                          $    651.8                $    550.3               $  296.4
                                                         ==========                ==========               ========

  Basic earnings per share                               $     2.29                $     1.94               $   1.04
                                                         ==========                ==========               ========
  Earnings per share - assuming dilution                 $     2.23                $     1.89               $   1.02
                                                         ==========                ==========               ========

  Dividends paid per share                               $     0.11                $     0.10               $   0.08
                                                         ==========                ==========               ========

________________________________
/1/ The year ended December 31, 2000 financial data includes a one-time pre-tax net gain on sale of the home equity loan portfolio totaling $64.7 million.
/2/ The year ended December 31, 2000 financial data includes one-time pre-tax charges for settlement expenses, net of reserves, of $309.3 million.

                                                                                     December 31,
                                                                  -------------------------------------------------
                                                                      2000                1999              1998
                                                                  -----------         -----------        ----------
(Dollars in millions)                                             (unaudited)
BALANCE SHEET DATA
Cash and cash equivalents                                         $     446.7         $     182.9        $    176.3
Federal funds sold and resale agreements                                307.2             1,298.0             297.9
Investment securities                                                 2,571.7               581.5             433.7
Loans receivable, less allowance for credit
 losses                                                              12,324.5            10,545.2           5,282.0
Premises and equipment, net                                             193.3               149.2              82.9
Interest receivable                                                     158.6               108.1              51.8
Due from securitizations                                                971.9               614.2             454.4
Other assets                                                          1,081.4               861.8             452.2
                                                                  -----------         -----------        ----------

        Total assets                                              $  18,055.3         $  14,340.9        $  7,231.2
                                                                  ===========         ===========        ==========

Deposits                                                          $  13,113.4         $  10,538.1        $  4,672.3
Short-term borrowings                                                    18.7               126.3             472.5
Long-term borrowings                                                  1,024.2               958.1             399.8
Deferred fees                                                           661.6               578.6             315.7
Accrued expenses and other liabilities                                1,094.1               647.3             407.7
                                                                  -----------         -----------        ----------

        Total liabilities                                            15,912.0            12,848.4           6,268.0

Company obligated mandatorily redeemable
capital securities of subsidiary trust holding
solely junior subordinated deferrable interest
debentures of the Company (Capital Securities)                          111.1               160.0             160.0
Total Shareholders' equity                                            2,032.2             1,332.5             803.2
                                                                  -----------         -----------        ----------

        Total liabilities and shareholders' equity                $  18,055.3         $  14,340.9        $  7,231.2
                                                                  ===========         ===========        ==========


                                                                        Year Ended December 31,
                                                  -------------------------------------------------------------------

                                                           2000/1/               1999                   1998
                                                       -------------          ----------             ----------

FINANCIAL & STATISTICAL SUMMARY DATA
 (unaudited) (dollars in millions)
Earnings (Managed Basis):
  Net interest income                                  $  2,944.5             $  2,108.3             $  1,361.9
  Non-interest income                                     2,839.1                2,086.9                1,011.1
                                                       ----------             ----------             ----------
       Total revenue                                      5,783.6                4,195.2                2,373.0
  Provision for loan losses                               2,225.9                1,706.7                1,057.4
  Non-interest expense                                    2,471.5                1,571.1                  825.0
                                                       ----------             ----------             ----------
       Income before taxes                                1,086.2                  917.4                  490.6
  Tax expense                                               434.4                  367.1                  194.2
                                                       ----------             ----------             ----------
       Net income                                      $    651.8             $    550.3             $    296.4
                                                       ==========             ==========             ==========


Managed Financial Data:
  Period End:
  Consumer lending:
     Credit cards                                      $   27,109             $   19,049             $   12,138
     Home loans                                                14                  1,977                  1,107
                                                       ----------             ----------             ----------
       Total consumer lending                          $   27,123             $   21,026             $   13,245
  Securitized loans                                    $   13,353             $    9,416             $    7,504
  Total assets                                         $   30,863             $   23,689             $   14,606
  Total capital (includes capital
   securities)                                         $    2,143             $    1,492             $      963
  Total equity                                         $    2,032             $    1,332             $      803

Key Statistics:
  Managed:
     Net interest margin (earning assets)                   11.03%                 11.92%                 11.29%
     Net interest margin (loans)                            12.60%                 12.33%                 11.80%
     Return on assets                                        2.36%                  3.02%                  2.30%
     Return on equity                                       39.21%                 52.37%                 42.76%
     Net credit losses                                 $  1,785.8             $  1,143.9             $    867.5
     Net credit loss rate                                    7.71%                  6.94%                  7.58%
     Delinquency rate (30+ days)                             7.52%                  5.66%                  5.33%
     Equity to managed assets                                6.58%                  5.62%                  5.50%
  Reported:
     Allowance as a percent of loans                        10.50%                 8.86%                   7.86%
     Net credit loss rate                                    8.32%                 6.38%                   7.71%
     Delinquency rate (30+ days)                             8.97%                 6.82%                   5.69%

Ratio of Earnings to Fixed Charges:
     Excluding interest on deposits                         13.98%                 9.83%                 10.88%
     Including interest on deposits                          2.21%                 2.99%                  2.93%

________________________________

/1/ The year ended December 31, 2000 financial data includes one-time pre-tax charges for settlement expenses, net of reserves, of $309.3 million, and a one-time pre-tax net gain on sale of the home equity loan portfolio totaling $64.7 million.

                        PROVIDIAN FINANCIAL CORPORATION

General

     The Company, based in San Francisco, California, was incorporated in Delaware in 1984 under the name First Deposit Corporation. The name of the Company was changed from First Deposit Corporation to Providian Bancorp, Inc. in 1994 and to Providian Financial Corporation in 1997. The Company conducted its operations as a wholly owned subsidiary of Providian Corporation until June 10, 1997, when all of the then outstanding shares of common stock of the Company were spun off to the stockholders of Providian Corporation. The Company is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "PVN".

     The Company, operating through its subsidiaries, is a provider of lending and deposit products to customers nationwide and offers credit cards in the United Kingdom and Argentina. The Company serves a diversified market with its loan products, which include credit cards and membership services, products. The Company also offers various deposit products. As of December 31, 2000, the Company had $31 billion in assets under management and over 16 million customers.

Organizational Structure

     The Company conducts its business through its wholly owned subsidiaries. Each subsidiary performs a particular role in support of the business, depending in part on the powers granted to it by its chartering regulator or state of incorporation. However, the Company's various business areas are generally operated in a consolidated manner among the different legal entities. Since the Company is a holding company and generally does not independently engage in any businesses, the source of funds for payment on the convertible notes currently is almost entirely limited to those funds that are available to the Company from its subsidiaries. The Company's right to participate as a stockholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or winding-up is subject to the prior claims of creditors of any such subsidiary. Providian National Bank (PNB) and Providian Bank (PB) are subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which PNB, PB and other subsidiaries may pay dividends or otherwise supply funds to the Company or its affiliates. See "-Regulatory Matters" herein.

     The Company operates principally through the following wholly owned subsidiaries:

     . Providian National Bank, headquartered in Tilton, New Hampshire, is a national banking association organized under the laws of the United States and is a member of the Federal Deposit Insurance Corporation (the
        FDIC).

     . Providian Bank, headquartered in Salt Lake City, Utah, is an industrial loan corporation organized under the laws of Utah and is a member of the FDIC.

     . Providian Bancorp Services, headquartered in San Francisco, California, provides legal and human resources support, accounting and finance services, data processing, loan and deposit processing, customer service, collections, and related services for its affiliates on a cost reimbursement basis.

Regulatory Matters

     The following discussion describes the regulatory framework applicable to the Company and its subsidiaries. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of holders of the convertible notes or common stock of the Company. Certain of these regulations restrict the ability of the Company to obtain funds from its regulated subsidiaries and this could impact the Company's ability to pay dividends on its common stock or make payments on the convertible notes. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to the Company or its subsidiaries may have a material adverse effect on the business of the Company.

General Status

     As a national bank, PNB is subject to regulation by its primary regulator, the Office of the Comptroller of the Currency (the Comptroller). The deposits of PNB are insured up to applicable limits by the Bank Insurance Fund (the BIF) of the FDIC. Accordingly, PNB is subject to assessment for deposit insurance premiums and to certain regulations of the FDIC. As a member of the Federal Reserve System, PNB is also subject to regulation by the Board of Governors of the Federal Reserve System (the Federal Reserve Board). The operations of PNB's international branch in London, England are subject to regulation and supervision by the Financial Services Authority of the United Kingdom and the Comptroller.

     As an FDIC-insured Utah industrial loan corporation that is not a member of the Federal Reserve System, PB is subject to regulation by its primary federal regulator, the FDIC, and by the Utah Department of Financial Institutions. The deposits of PB are insured up to applicable limits by the BIF. Accordingly, PB is subject to assessment for deposit insurance premiums. PB is also subject to limited regulation by the Federal Reserve Board with respect to reserves it must maintain against its transaction accounts and certain other deposits.

     The Company's consumer lending activities in Argentina are operated through Providian Financial, S.A., an Argentine corporation.

Holding Company Status

     Although the Company is the holding company of PNB and PB, it is not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended (the BHCA). Before 1987, PNB was a so-called "non-bank bank"; that is, it was not a "bank" under the BHCA even though it is a national banking association, because it did not both accept demand deposits and make commercial loans. The Competitive Equality Banking Act of 1987 (CEBA) revised the definition of "bank" to include generally all FDIC-insured institutions. However, CEBA grandfathered the rights of companies that owned "non-bank banks"
on   March 5, 1987, allowing them to retain ownership of such non-bank banks without registering as a bank holding company, subject to certain restrictions. PB is not a "bank" as defined in the BHCA because it qualifies for an exemption under CEBA as an industrial loan corporation organized under the laws of Utah and was acquired by the Company on or before August 10, 1987.

     The restrictions on CEBA-grandfathered banks were liberalized by the GLB Act. Under the GLB Act, PNB will be permitted to engage in new activities, which it was not permitted to do under CEBA, so long as it does not both accept demand deposits and make commercial loans. The GLB Act also eased CEBA restrictions on PNB's ability to cross-market its products and services with the products and services of its affiliates. In addition, the GLB Act increased the Company's ability to acquire the assets of additional insured depository institutions, effectively eliminating the CEBA restriction that prevented the Company from acquiring more than 5% of the assets of another insured depository institution. See "-Legislative Developments" below.

     The Company could be required to register as a bank holding company under the BHCA if PNB ceases to observe the CEBA restrictions, as modified by the GLB Act, or if the Company or any of its affiliates acquires control of an additional insured depository institution (excluding exempt institutions such as credit card banks). If the Company were required to register as a bank holding company, it would be subject to the restrictions set forth in the BHCA, which, among other things, would limit the Company's activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto. These BHCA restrictions, if they were to apply to the Company, would not be expected to have a material adverse effect on the Company's business as currently conducted. If the Company were required to register as a bank holding company, it could elect, if it met certain eligibility requirements, to become a financial holding company under the GLB Act and thereby be permitted to engage in a more expansive list of activities than are permitted for bank holding companies under the BHCA. See "-Legislative Developments" below.

Investment in the Company and its Subsidiary Banks

     Each of PNB and PB is an "insured depository institution" within the meaning of the Change in Bank Control Act of 1978 (the CIBC Act). Consequently, written approval of the applicable primary federal regulator is required before an individual or entity may acquire "control," as such term is defined in the CIBC Act, of the Company. A change in control of PB would also require approval from the Utah Commissioner of Financial Institutions under the Utah Financial Institutions Act.

     For purposes of the BHCA, an individual or entity may not acquire "control" of the Company, and a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares of the Company, without the prior written approval of the Federal Reserve Board. The Company's CEBA grandfather rights are nontransferable. Thus, if an individual or entity acquired "control" of the Company or if a bank holding company acquired ownership or control of more than 5% of the voting shares of the Company, the Company would be required to limit its activities and its non-banking subsidiaries' activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto. As noted above, however, if the Company became a financial holding company under the GLB Act, it would be permitted to engage in a more expansive list of activities than are permitted for bank holding companies under the BHCA. See "-Legislative Developments" below.

Dividends and Transfers of Funds

     The primary source of funds for the Company to pay dividends on stock, make payments on debt securities and meet other obligations is dividends from its banking subsidiaries. Federal law limits the extent to which PNB or PB can supply funds to the Company and its affiliates through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, restrictions concerning the payment of dividends, and Sections 23A and 23B of the Federal Reserve Act of 1913 governing transactions between a financial institution and its affiliates. In addition, PNB and PB are subject to federal regulatory oversight to assure safety and soundness. In general, federal banking laws prohibit an insured depository institution from making dividend distributions if those distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. See "-Capital Requirements" below. PB is subject to similar restrictions under Utah laws governing industrial loan corporations.

Capital Requirements

     PNB is subject to risk-based capital guidelines adopted by the Comptroller. PB is subject to risk-based capital guidelines adopted by the FDIC. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to several weighted categories. Higher levels of capital are required for the categories defined as representing greater risk. The Company's banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators with respect to components, risk weightings and other factors.

     Under current guidelines, institutions are required to maintain a minimum total risk-based capital ratio (total Tier 1 and Tier 2 capital to risk-weighted assets) of 8%, and a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 4%. The Comptroller and the FDIC may, however, set higher capital requirements when an institution's particular circumstances warrant. These risk-based capital guidelines are subject to change by the applicable regulators and may be increased from time to time, generally or with respect to specific types of assets. The Comptroller and the FDIC have established guidelines prescribing a minimum "leverage ratio" (Tier 1 capital to adjusted total assets as specified in the guidelines) of 3% for institutions that meet certain criteria, including the requirement that they have the highest regulatory rating, and prescribing a minimum leverage ratio of 4% for institutions that do not meet the criteria. Institutions experiencing or anticipating significant growth are expected to maintain capital ratios well above the minimum. As of December 31, 2000, PNB had a total risk-based capital ratio of 10.58%, a Tier 1 risk-based capital ratio of 9.22% and a leverage ratio of 11.90%, and PB had a total risk-based capital ratio of 14.94%, a Tier 1 risk-based capital ratio of 13.64% and a leverage ratio of 6.36%.

     In 1995, the Comptroller and the FDIC amended the risk-based capital standards pertaining to asset transfers in which an institution retains recourse risk but contractually limits its exposure. Under the "low level recourse" regulation that was adopted, the amount of risk-based capital required in connection with such asset transfers will not exceed the institution's maximum contractual liability. In March 2000, the federal banking regulators published for comment proposed regulations establishing new risk-based capital requirements for recourse arrangements and direct credit substitutes. If adopted, these regulations may increase the cost of credit enhancement provided by banks in connection with the securitization of consumer loans receivable and may impose certain capital requirements based on the amount of securitized assets under management, while possibly reducing the cost of senior securities issued in such transactions. The Company is unable at this time to assess the impact this proposal may have on its business.

     In August 2000, the federal bank regulatory agencies announced proposed changes to the regulatory capital guidelines for banks with respect to the treatment of residual interests in asset securitizations, which are assets recorded on the balance sheet of a company that represent interests retained by a seller of financial assets in a securitization and are structured to absorb more than a proportionate share of credit losses related to the securitized assets through subordination provisions or other credit enhancement techniques. The proposal would require increased risk-based capital in respect of such residual interests and would require regulatory capital deductions for such interests held above a specified limit. While our preliminary analysis of the proposal is that it would likely result in a reduction in our regulatory capital ratios, we do not currently anticipate that it would cause our banking subsidiaries to lose their status as "well capitalized" for regulatory capital purposes.

     In January 2001, the Basel Committee on Bank Supervision proposed revisions to the global risk-based capital rules set forth in the 1988 Basel Accord. The proposal modifies the Basel Committee's June 1999 proposal for a new capital adequacy framework for banks. If implemented, the new rules, among other changes, would replace the current risk weightings for most credit risks with a system based on external and internal ratings, and expose banks that securitize assets to a new capital system also based on external and internal ratings. Changes in U.S. capital standards resulting from the Basel Committee's proposal are not expected before 2004. The Company is unable at this time to asset what impact, if any, this proposal may have on its business.

Federal Deposit Insurance Corporation Improvement Act of 1991

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) expanded the powers of federal bank regulatory authorities to take corrective action with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under regulations adopted by the Comptroller and the FDIC, an institution is generally considered to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater; "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and, generally, a leverage ratio of 4% or greater; and "undercapitalized" if it does not meet any of the "adequately capitalized" tests. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio under 3% and "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

     An "adequately capitalized" institution is permitted to accept brokered deposits only if it receives a waiver from the FDIC and pays interest on deposits at a rate that is not more than 75 basis points higher than the prevailing rate in its market. Undercapitalized institutions cannot accept brokered deposits, are subject to growth limitations and must submit a capital restoration plan. "Significantly undercapitalized" institutions may be subject to a number of additional requirements and restrictions. "Critically undercapitalized" institutions are subject to appointment of a receiver or conservator and, beginning 60 days after becoming "critically undercapitalized," may not make any payment of principal or interest on their subordinated debt (subject to certain exceptions).

     As of December 31, 2000, each of PNB and PB met the requirements to be considered a "well capitalized" institution. Under the regulatory definition of brokered deposits, as of December 31, 2000, PNB had brokered deposits of $6.26 billion and PB had brokered deposits of $1.10 billion.

     FDICIA also required federal banking agencies to revise their risk-based capital standards to adequately address concentration of credit risk, interest rate risk and risk arising from non-traditional activities. The Comptroller and the FDIC have identified these risks and an institution's ability to manage them as important factors in assessing overall capital adequacy, but have not quantified them for use in formula-based capital calculations. The Comptroller and the FDIC have further revised their risk-based capital rules to address market risk. Financial institutions with 10% or more of total assets in trading activity, or $1 billion or more in trading activity, are required to use internal risk measurement models to calculate their capital exposure for market risk and to hold capital in support of that exposure. The level of the Company's trading activity is currently below these thresholds.

Deposit Insurance Assessments

     Under the FDIC's risk-based insurance assessment system, each insured institution is placed in one of nine risk categories, based on its level of capital, supervisory evaluations, and other relevant information. The assessment rate applicable to PNB and PB depends in part on the risk assessment classification assigned to them by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. BIF-insured institutions such as PNB and PB are currently assessed premiums at an annual rate between 0% to 0.27% of eligible deposits. PNB and PB are also subject to assessment for payment of Financing Corporation (FICO) bonds issued in the 1980s as part of the resolution of the problems of the savings and loan industry. The FICO assessment rate applicable to BIF-insured deposits is 0.0196% per annum for the first quarter of 2001 and may be adjusted quarterly to reflect a change in assessment base for the BIF.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 Cross-Guarantee Provisions

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 imposes various liabilities on our subsidiary banks. Each of PNB and PB is liable to the FDIC for any losses it may incur as a result of the failure or near failure of the other. Claims of depositors of any such non-failing bank and claims of general creditors of any such non-failing bank would be paid prior to any claims of the FDIC.

Consumer Protection Laws

     The relationship of the Company's lending subsidiaries and their customers is extensively regulated by federal and state consumer protection laws. The most significant laws include the Truth-in-Lending Act of 1968, Equal Credit Opportunity Act of 1974, Fair Credit Reporting Act of 1970, Truth-in-Savings Act of 1991, Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and Electronic Funds Transfer Act of 1978. These statutes, among other things, impose disclosure requirements when a consumer credit loan is advertised, when the account is opened and when monthly billing statements are sent. These statutes also limit the liability of credit card holders for unauthorized use, prohibit discriminatory practices in extending credit, and impose limitations on the types of charges that may be assessed and on the use of consumer credit reports. In addition, the GLB Act requires federal regulators to promulgate regulations governing the privacy of consumer information. See "- Legislative Developments" below. In the United Kingdom, the Data Protection Act of 1998 places restrictions on the electronic transfer of personal data to any country outside the European Union. These restrictions are not expected to have a material effect on the Company's business or operations as currently conducted.

     The National Bank Act of 1864 authorizes national banks to charge customers interest at the rates allowed by the laws of the state in which the bank is located, regardless of an inconsistent law of a state in which the bank's customers are located. PNB relies on this ability to "export" rates to facilitate its nationwide consumer lending business. State institutions such as PB enjoy a similar right under the Depository Institutions Deregulation and Monetary Control Act of 1980. In 1996, the United States Supreme Court held that late payment fees are "interest" and therefore can be "exported" under the National Bank Act, deferring to the Comptroller's interpretation that interest includes late payment fees, insufficient funds fees, overlimit fees and certain other fees and charges associated with consumer credit loans. This decision does not directly apply to state institutions such as PB. Although several courts have upheld the ability of state institutions to export certain types of fees, a number of lawsuits have been filed alleging that the laws of certain states prohibit the imposition of late fees. The Company is unable to predict the outcome of these cases or the effect of such outcome on PB's ability to impose certain fees.

Legislative Developments

     The GLB Act, which became law in November 1999, repealed the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminated the BHCA's prohibition on insurance underwriting by bank holding companies. As a result, the GLB Act permits the affiliation of commercial banks, securities firms and insurance companies. This change may increase the ability of insurance companies and securities firms to acquire, or otherwise affiliate with, commercial banks and may increase the number of competitors in the banking industry and the level of competition in providing banking products, including credit cards.

     The GLB Act created a new type of bank holding company, a "financial holding company," that may engage in a range of activities that are financial in nature, including insurance and securities underwriting, insurance sales, merchant banking, and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to a financial activity, or complementary to a financial activity. The GLB Act established the Federal Reserve Board as the primary regulator of financial holding companies, with state insurance authorities continuing to oversee insurance affiliates and the SEC continuing to regulate broker-dealer affiliates.

     The GLB Act also established new privacy requirements applicable to all financial institutions. New regulations, which become fully effective on July
1, 2001, have been promulgated by federal regulators, including the Comptroller and the FDIC, requiring financial institutions to issue privacy notices and provide consumers with an opportunity to opt out of certain types of information sharing with unaffiliated third-parties. The GLB Act also expressly permits the states to adopt privacy requirements that are more stringent than under federal law. Some states have proposed legislation containing stricter information sharing requirements. However, these actions are at an early stage and the extent and nature of such requirements, if they are adopted, cannot be predicted.

     Over the last several years, legislation has been proposed in Congress to substantially revise the laws governing consumer bankruptcy. At the end of the last Congress, the U.S. House of Representatives and the U.S. Senate approved a common version of new bankruptcy reform legislation. The legislation was not enacted that session due to a presidential veto. In general, the bankruptcy reform legislation contains provisions establishing a means test for consumer bankruptcy filings, which are intended to curb abuse in the current bankruptcy system, and includes new requirements for consumer lending disclosures.

     From time to time, members of Congress have introduced regulatory restructuring proposals as well as legislation to impose a statutory cap on credit card interest rates and fees and legislation to require additional disclosures and prohibit certain practices with respect to open-end credit plans. In recent years state legislatures have entertained similar proposals, as well as proposals to expand consumer protection laws. Neither the outcome of these proposals nor their impact on the Company, should they become law, can be predicted with any certainty.

Legal Proceedings

     Beginning in May 1999, the Company was the subject of media coverage concerning complaints made by some customers of the Company's banking subsidiaries regarding certain sales and collections practices, which were followed by investigations into the Company's sales and collections practices by the San Francisco District Attorney's Office and the Connecticut Attorney General's Office. In June 2000, the Company reached settlements with the San Francisco District Attorney, the California Attorney General and the Connecticut Attorney General, and PNB reached a settlement with the Office of the Comptroller of the Currency. Under these settlements, the Company and certain subsidiaries of the Company, including PNB, agreed to make certain changes to their business practices and to pay restitution to customers determined in accordance with the procedures in the settlement agreements. The total restitution payable in connection with these settlements is expected to be approximately $310 million. Substantially all the restitution payments were made in the fourth quarter of 2000. As part of the settlements, PNB stipulated to the issuance by the Comptroller of a Consent Order obligating PNB to make such changes and to pay the aforementioned restitution, and the Company and certain of its subsidiaries stipulated to the entry of a judgment and the issuance of a permanent injunction effecting the terms of the settlement. In addition, the Company agreed to pay $5.5 million in civil penalties to the City and County of San Francisco.

     Beginning in May 1999, a number of lawsuits were filed against the Company and, in some cases, against certain of the Company's subsidiaries by current and former customers of the Company's banking subsidiaries. A consolidated putative class action lawsuit (In re Providian Credit Card Litigation) (the "Consolidated Action") was filed in August 1999 in California state court in San Francisco against the Company, PNB, and certain other subsidiaries of the Company, and seeks unspecified damages, including actual and punitive damages, attorneys' fees and injunctive relief. The complaint alleges unfair and deceptive business practices, including failure to credit payments in a timely fashion, adding products and charging fees without customer authorization, changing rates and terms without proper notice or authorization, and misleading or deceptive sales practices. Similar actions filed in other California counties were transferred to San Francisco County and coordinated with the Consolidated Action. Several putative class actions, containing substantially the same allegations as those alleged in the Consolidated Action, were also filed in federal court. The Federal Judicial Panel on Multidistrict Litigation transferred these actions (the "Multidistrict Action") to the Eastern District of Pennsylvania.

     On December 28, 2000, the Company reached an agreement to settle the Consolidated Action and the Multidistrict Action. The classwide settlement is subject to court approval. The Company estimates the total amount of the settlement at approximately $105 million, including attorneys' fees and restitution in the form of cash and in-kind payments.

     Three other class actions are pending in state courts in San Mateo County, California, Cook County, Illinois, and Bullock County, Alabama. These actions were not consolidated with the Consolidated Action and are proceeding separately. A class consisting of a relatively small number of California customers has been certified in the San Mateo County, California action. No class has been certified in the Cook County, Illinois or Bullock County, Alabama actions. A motion to dismiss the Cook County, Illinois action has been granted with prejudice, and the plaintiff has filed an appeal. These other state actions contain substantially the same allegations as those alleged in the Consolidated Action. Certain of the actions also allege unconscionable or improper account terms and fees, disclosure violations, failure to honor customer requests and breach of promises to customers.

     A putative class action (In re Providian Securities Litigation), which is a consolidation of complaints filed in the United States District Court for the Eastern District of New York in June 1999, alleges, in general, that the Company and certain of its officers made false and misleading statements concerning its future prospects and financial results in violation of the federal securities laws. The putative class, which is alleged to have acquired the Company's stock between January 15, 1999 and May 26, 1999, seeks damages in an unspecified amount, in addition to pre-judgment and post-judgment interest, costs and attorneys fees. In February 2000, the Federal Judicial Panel on Multidistrict Litigation transferred the consolidated securities cases to the Eastern District of Pennsylvania. In June and September 2000, amended consolidated class action complaints were filed. In October 2000, a motion to dismiss the amended consolidated class action complaint was filed on behalf of all defendants. A ruling on the motion to dismiss is pending.

     Two shareholder derivative actions were filed in June and July 2000 in California state court in San Francisco. In addition, a shareholder derivative action was filed in Delaware state court in December 2000. These actions seek redress against members of the Company's board of directors and certain executive officers for breach of their fiduciary duties and for corporate waste arising out of their approval of, or failure to prevent, the Company's alleged unfair business practices, which allegedly resulted in liability, or potential liability, for restitution, penalties, and litigation costs. The unfair practices alleged in these complaints are similar to the ones at issue in the Multidistrict Action and the Consolidated Action. The Company has not yet filed a response to these actions.

     An informed assessment of the ultimate outcome or potential liability associated with the remaining pending lawsuits described above and other potential claims that could arise out of our business practices is not feasible at this time. Due to the uncertainties of litigation, there can be no assurance that the Company will prevail on all the claims made against it in the pending lawsuits or that similar or other proceedings will not be brought. However, management believes that the Company has substantive defenses and intends to defend the actions vigorously.

     In addition, the Company is commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of its business activities. In the opinion of the Company, any liability that is likely to arise with respect to any of these additional actions which are currently pending will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

                       DESCRIPTION OF CONVERTIBLE NOTES

     The following description of the terms of the convertible notes supplements and, to the extent it is inconsistent, replaces the description of the general terms and provisions of our debt securities contained in the accompanying prospectus, and we refer you to that description. Certain terms used in this prospectus supplement have the meanings given to those terms in the accompanying prospectus. The convertible notes are part of the securities we registered with the SEC in June 1998 to be issued on terms to be determined at the time of sale.

     The convertible notes we are offering by this prospectus supplement constitute a series of debt securities for purposes of the senior indenture dated as of May 1, 1999 between the Company and Bank One Trust Company, N. A., as successor in interest to The First National Bank of Chicago, as trustee (the trustee), as supplemented by the supplemental indenture to be dated as of
February   , 2001 between the Company and the trustee (the senior indenture).
Debt securities issued under the senior indenture, including the convertible notes, are collectively referred to in this prospectus supplement as "notes."

     The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the convertible notes and the senior indenture. As used in this description, the words "we," "us," "our" or "Company" do not include any current or future subsidiary of the Company.

General

     The convertible notes will be limited to $          aggregate principal
amount at maturity ($         aggregate principal amount at maturity if the
underwriters exercise their over-allotment option in full). The convertible
notes will mature on February    , 2021. The principal amount at maturity of
each convertible note is $1,000. The convertible notes are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York. Convertible notes may be presented for exchange or registration of transfer at the office of the registrar, such agent initially being the trustee. No service charge will be made for any registration of transfer or exchange of convertible notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

     The convertible notes are being offered at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic payments of interest on the convertible notes. Each convertible note
will be issued at an issue price of $         per convertible note. However, the
convertible notes will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a convertible note. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months. The expected issue date for the convertible notes, and the commencement date for the accrual of
original issue discount, will be February    , 2001.

     The convertible notes will be debt instruments subject to the original issue discount regulations. The convertible notes will be issued with original issue discount for United States federal income tax purposes. Holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes even though no cash interest is payable on the convertible notes. See "Material United States Federal Income Tax Considerations."

     Maturity, conversion, purchase by us at the option of a holder or redemption of a convertible note will cause original issue discount and interest, if any, to cease to accrue on such convertible note. We may not reissue a convertible note that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such convertible note.

Ranking of Convertible Notes

     The convertible notes will be direct, unsecured obligations of the Company and will rank on a parity with all outstanding unsecured senior indebtedness of the Company. The convertible notes will rank senior to all of the Company's existing and future subordinated debt and are effectively subordinated to all existing and future indebtedness and obligations of PNB, PB and our other direct and indirect subsidiaries.

     As of December 31,2000, we had approximately $403 million of debt outstanding (excluding debt of our subsidiaries). As of December 31, 2000, our subsidiaries had approximately $640 million of debt outstanding.

Conversion Rights

     Convertible notes may be presented for conversion at the office of the conversion agent, such agent initially being the trustee. A holder may convert convertible notes, in multiples of $1,000 principal amount at maturity, into common stock at any time after the issuance of the convertible notes and before
the close of business on February     , 2021.  However, except as described in
the following paragraph, if the sale price (as defined below) on at least 20 trading days of the 30 trading days prior to the conversion is (a) less than 100% of the sum of the issue price plus accrued original issue discount, with such sum divided by the conversion rate (the accreted conversion price), then the holder electing to exercise its conversion right on that date will receive, in lieu of common stock, cash in an amount equal to 95% of the product of the conversion rate and the sale price on the trading day immediately preceding the conversion date or (b) greater than or equal to 100% of the accreted conversion price but less than 110% of the accreted conversion price, the holder will receive, in lieu of common stock, cash in an amount equal to the sum of the issue price of the convertible notes plus accrued original issue discount. As a result, except as described in the following paragraph, holders who surrender convertible notes for conversion will receive common stock only if the sale price per share of our common stock on at least 20 trading days of the 30 trading days prior to conversion is greater than or equal to 110% of the accreted conversion price. A convertible note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the convertible note may be converted only if such notice is withdrawn.

          The provisions relating to the payment of cash in lieu of common stock upon conversion described in the preceding paragraph will not apply, and holders may surrender convertible notes for conversion into common stock, under the following circumstances:

     .    to the extent we have called the convertible notes for redemption.
     Convertible notes called for redemption may be surrendered for conversion from the date of notice of the redemption until the close of business on the redemption date.

     .    if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock will be converted into cash, securities or other property. The convertible notes may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction and, at the effective time of the transaction, the right to convert the convertible notes into our common stock will be changed into a right to convert them into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted the convertible notes immediately prior to the transaction. If the transaction also constitutes a change in control, the holder will be able to require us to purchase all or a portion of the holder's convertible notes as described under "-Change in Control Permits Purchase of Convertible Notes by the Company at the Option of Holder."

     The initial conversion rate is      shares of common stock per convertible
note, subject to adjustment upon the occurrence of certain events described below. The conversion rate will not be adjusted for accrued original issue discount.

     We will pay for any fractional share an amount of cash based on the sale price of the common stock on the trading day immediately preceding the conversion date. On conversion of a convertible note for common stock, a holder will not receive any cash payment representing accrued original issue discount and the conversion rate will not be adjusted to reflect any such accrual. Our delivery to the holder of the fixed number of shares of common stock into which a convertible note is convertible, together with any cash payment for fractional shares, will be deemed:

     . to satisfy our obligation to pay the principal amount at maturity of the convertible note; and

     . to satisfy our obligation to pay original issue discount that accrued from the issue date through the conversion date.

     As a result, accrued original issue discount is deemed to be paid in full rather than canceled, extinguished or forfeited.

     Cash or a certificate for the number of full shares of common stock into which any convertible note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving cash or common stock upon conversion, see "Material United States Federal Income Tax Considerations -- U.S. Holders -- Sale, Exchange, Conversion or Retirement of the Convertible Notes."

     If an event of default, as described under "-- Events of Default" below (other than a default in a cash payment upon conversion of the convertible notes), has occurred and is continuing, we may not pay cash upon conversion of any convertible notes (other than cash in lieu of fractional shares).

     The date on which all of the requirements for delivery of a convertible note for conversion have been satisfied is the conversion date.

     The conversion rate will be adjusted for:

     . dividends or distributions on our common stock payable in our common stock or other capital stock;

     . subdivisions, combinations or certain reclassifications of our common stock;

     . distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the sale price at the time; and

     . distributions to such holders of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 10% of the sale price (calculated as described below) on the day preceding the date of declaration of such dividend or other distribution).

     However, no adjustment need be made if holders of the convertible notes may participate in the transaction or in certain other cases. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the then current conversion rate. We will compute any adjustments to the conversion rate pursuant to these provisions and will give notice to the holders of any such adjustments.

     The senior indenture permits us to increase the conversion rate from time to time.

     Holders of the convertible notes may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend in the amount of:

     . a taxable distribution to holders of common stock which results in an adjustment of the conversion rate; or

     .    an increase in conversion rate at our discretion.

     See "Material United States Federal Income Tax Considerations -- U.S. Holders -- Adjustment of Conversion Rate."

     If we exercise our option to have interest, instead of original issue discount, accrue on a convertible note following a tax event, the holder will be entitled on conversion to receive the same number of shares of common stock the holder would have received if we had not exercised such option. If we exercise this option, convertible notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for convertible notes to be redeemed on a date within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the convertible note. Except where convertible notes surrendered for conversion must be accompanied by payment as described above, we will not pay interest on converted convertible notes on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semiannual Coupon Convertible Note Upon Tax Event."

Redemption of Convertible Notes at the Option of the Company

     We may redeem all or a portion of the convertible notes for cash at any time on or after February , 2006. The table below shows redemption prices of a convertible note on February , 2006, at each February thereafter prior to maturity and at maturity on February , 2021. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a convertible note redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                               (1)            (2)           (3)
                                                           Convertible      Accrued      Redemption
                                                               Note         Original       Price
Redemption Date                                            Issue Price       Issue       (1) + (2)
---------------                                            -----------                  -----------
                                                                            Discount
                                                                            --------
February     :                                             $                $           $
2006.....................................................
2007.....................................................
2008.....................................................
2009.....................................................
2010.....................................................
2011.....................................................
2012.....................................................
2013.....................................................
2014.....................................................
2015.....................................................
2016.....................................................
2017.....................................................
2018.....................................................
2019.....................................................
2020.....................................................
At stated maturity.......................................                               $1,000.00

     If converted to semiannual coupon convertible notes following the occurrence of a tax event, the convertible notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of such conversion through the redemption date. However, in no event may the convertible
notes be redeemed prior to February   , 2006. See "--Original Conversion to
Semiannual Coupon Convertible Note Upon Tax Event."

     If less than all of the outstanding convertible notes are to be redeemed, the trustee shall select the convertible notes to be redeemed in principal amount at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's convertible notes is selected for partial redemption and the holder converts a portion of the convertible notes, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of Convertible Notes by the Company at the Option of Holder

     On February   , 2006, 2011 and 2016, holders may require us to purchase any outstanding convertible note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their convertible notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

     The purchase price of a convertible note will be:

     .  $        per convertible note on February   , 2006;

     .  $        per convertible note on February    , 2011; and

     .  $        per convertible note on February    , 2016.

     These purchase prices equal the issue price plus accrued original issue discount to the purchase dates. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Material U.S. Federal Income Tax Considerations--U.S. Holders--Sale, Exchange, Conversion or Retirement of the Convertible Notes."

     If prior to a purchase date the convertible notes have been converted to semiannual coupon convertible notes following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "-- Optional Conversion to Semiannual Coupon Convertible Note Upon Tax Event."

     We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     . whether we will pay the purchase price of convertible notes in cash or common stock or any combination thereof, specifying the percentages of each;

     . if we elect to pay in common stock the method of calculating the market price of the common stock; and

     . the procedures that holders must follow to require us to purchase their convertible notes.

     The purchase notice given by each holder electing to require us to purchase convertible notes shall be given to the paying agent no later than the close of business on the purchase date and must state:

     . the certificate numbers of the holder's convertible notes to be delivered for purchase;

     . the portion of the principal amount at maturity of convertible notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

     . that the convertible notes are to be purchased by us pursuant to the applicable provisions of the convertible notes; and

     . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          (1) to withdraw the purchase notice as to some or all of the convertible notes to which it relates, or

          (2) to receive cash in respect of the entire purchase price for all convertible notes or portions of convertible notes subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all convertible notes subject to the purchase notice in these circumstances.

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

     .  the principal amount at maturity being withdrawn;

     .  the certificate numbers of the convertible notes being withdrawn; and

     . the principal amount at maturity, if any, of the convertible notes that remains subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Material United States Federal Income Tax Considerations-- U.S. Holders--Sale, Exchange, Conversion or Retirement of the Convertible Notes."

     The "market price" means the average of the sale prices of the common stock for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five trading day period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

     The "sale price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

     Because the market price of the common stock is determined prior to the applicable purchase date, holders of convertible notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of convertible notes in accordance with the foregoing provisions, we will publish such information on our web site on the World Wide Web or through such other public medium as we may use at that time.

     In addition to the above conditions, our right to purchase convertible notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     . listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

     . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the convertible notes to the holder entirely in cash. See "Material U.S. Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the convertible notes once we have given the notice that we are required to give to holders of convertible notes, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will:

     . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

     .  file Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a convertible note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the convertible note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the convertible note will be made promptly following the later of the purchase date or the time of delivery of the convertible note.

     If the paying agent holds money or securities sufficient to pay the purchase price of the convertible note on the business day following the purchase date, then, immediately after the purchase date, the convertible note will cease to be outstanding and original issue discount on such convertible note will cease to accrue, whether or not the convertible note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the convertible note.

     Our ability to purchase convertible notes with cash may be limited by the terms of our then existing borrowing agreements.

     No convertible notes may be purchased for cash at the option of the holders if there has occurred and is continuing an event of default with respect to the convertible notes, other than a default in the payment of the purchase price with respect to such convertible notes.

Change in Control Permits Purchase of Convertible Notes by the Company at the Option of Holder

     In the event of any change in control, as defined below, occurring on or
prior to February    , 2006, each holder will have the right, at the holder's
option, subject to the terms and conditions of the senior indenture, to require us to purchase for cash all or any portion of the holder's convertible notes in integral multiples of $1,000 principal amount at maturity at a price for each $1,000 principal amount at maturity of such convertible notes equal to the issue price of such convertible note plus the accrued original issue discount to the date of purchase.

     We will be required to purchase the convertible notes as of the date that is 35 business days after the occurrence of such change in control (a change in control purchase date).

     If prior to a change in control purchase date the convertible notes have been converted to semiannual coupon convertible notes following the occurrence of a tax event, we will be required to purchase the convertible notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

     Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of convertible notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state among other things:

     .  the events causing a change in control;

     .  the date of such change in control;

     .  the last date on which the purchase right may be exercised;

     .  the change in control purchase price;

     .  the change in control purchase date;

     .  the name and address of the paying agent and the conversion agent;

     .  the conversion rate and any adjustments to the conversion rate;

     . that convertible notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the senior indenture; and

     .  the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

     . the certificate numbers of the convertible notes to be delivered by the holder;

     . the portion of the principal amount at maturity of convertible notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     . that we are to purchase such convertible notes pursuant to the applicable provisions of the convertible notes.

     Any change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

     .  the principal amount at maturity being withdrawn;

     .  the certificate numbers of the convertible notes being withdrawn; and

     . the principal amount at maturity, if any, of the convertible notes that remain subject to a change in control purchase notice.

     Payment of the change in control purchase price for a convertible note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the convertible note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such convertible note will be made promptly following the later of the change in control purchase date or the time of delivery of such convertible note.

     If the paying agent holds money sufficient to pay the change in control purchase price of the convertible note on the business day following the change in control purchase date in accordance with the terms of the senior indenture, then, immediately after the change in control purchase date, original issue discount on such convertible note will cease to accrue, whether or not the convertible note is delivered to the paying agent, and all other rights of the holder shall terminate other than the right to receive the change in control purchase price upon delivery of the convertible note.

     A "change in control" of the Company is deemed to have occurred at such time as:

     . any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined below), directly or indirectly, of more than 50% of the total voting power of the Company;

     . the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person (or any person consolidates with, or merges with or into, the Company), pursuant to a transaction in which the Company's voting shares are converted into or exchanged for cash, securities or other property, except a transaction where (i) the Company's voting shares are converted into or exchanged for voting shares of the surviving or transferee corporation (other than voting shares that mature or are redeemable for cash or debt securities prior to the maturity date of the convertible notes) and (ii) immediately after such transaction no "person" or "group" is the "beneficial owner", directly or indirectly, of more than 50% of the total voting power of the surviving or transferee corporation;

     . at any time during any consecutive two-year period, the following persons cease for any reason to constitute a majority of the board of directors of the Company: (i) individuals who at the beginning of such period constituted the board of directors of the Company or (ii) any new directors whose election by the board of directors of the Company or whose nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved; or

     .  the Company is liquidated or dissolved or adopts a plan of liquidation.

     However, a change of control will not be deemed to have occurred if either:

     . the closing price per share of our common stock for any five days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first bullet point in the preceding paragraph, or the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the second bullet point in the preceding paragraph, equals or exceeds 105% of the conversion price of the convertible notes in effect on each of those trading days; or

     . all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change of control under the first and second bullet points in the preceding paragraph above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the convertible notes become convertible solely into such common stock.

     "Beneficial owner" will be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act, and will include, with respect to any securities, any person having the right to acquire those securities, whether immediately or after the passage of time, upon the happening of an event or otherwise.

     In connection with any purchase offer in the event of a change in control, we will:

     . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     .  file Schedule TO or any other required schedule under the Exchange Act.

     The change in control purchase feature of the convertible notes may in certain circumstances make more difficult or discourage a takeover of the Company.

     The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

     .  to accumulate shares of our common stock;

     . to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise; or

     . by management as part of a plan to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in other convertible notes offerings that have been marketed by the underwriters. The terms of the change in control purchase feature resulted from negotiations between the underwriters and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the convertible notes but that would increase the amount of our (or our subsidiaries') debt outstanding.

     No convertible notes may be purchased by the Company at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the convertible notes, other than a default in the payment of the change in control purchase price with respect to the convertible notes.

Optional Conversion to Semiannual Coupon Convertible Note Upon Tax Event

     From and after the date of the occurrence of a tax event, we will have the option to elect to have interest in lieu of future original issue discount
accrue at      % per year on a principal amount per convertible note (the
"restated principal amount") equal to the issue price plus original issue discount accrued to the date of the tax event or the date on which we exercise the option described herein, whichever is later (the "option exercise date").

     Such interest shall accrue from the option exercise date and will be
payable semiannually on the interest payment dates of February    and August
of each year to holders of record at the close of business on January     or
July     immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the convertible notes will be adjusted. However, there will be no change in the holder's conversion rights.

     A "tax event" means that the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus supplement, as a result of:

     . any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

     . any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus supplement there is more than an insubstantial risk that interest (including original issue discount, if any) payable on the convertible notes either:

          (1)  would not be deductible on a current accrual basis, or

          (2) would not be deductible under any other method, in either case in whole or in part, by the Company (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

     There have been proposals in the past to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. These proposed changes have not been enacted by Congress.

Events of Default

     An event of default with respect to the notes of any series is defined in the senior indenture as:

          . default in the payment of principal of or premium, if any, on any of the notes of that series when due;

          . default in the payment of interest on any of the notes of that series when due and continuance of such default for 30 days;

          . default in the deposit of any sinking fund payment on any of the notes of that series when due;

          . default in the performance, or breach, of any other covenant or warranty of the Company in the senior indenture (other than a covenant or warranty a default in the performance or breach of which is otherwise addressed) with respect to notes of that series and continuance of such default or breach for 60 days after written notice to the Company by the trustee or to the Company and the trustee by the holders of not less than 25% in aggregate principal amount of the notes of that series;

          . any event of default under any mortgage, indenture or other instrument under which any indebtedness for borrowed money in an aggregate principal amount exceeding $5,000,000 of the Company or PNB shall become due and payable, if such acceleration is not rescinded or annulled within 30 days after written notice as provided in the senior indenture;

     . certain events of bankruptcy, insolvency or reorganization of the Company; or

     . any other event that may be specified with respect to notes of that series.


Additional events of default with respect to the convertible notes are defined in the supplemental indenture as:

     . default in payment of the principal amount at maturity (or if the convertible notes have been converted to semiannual coupon notes following a tax event, the restated principal amount), issue price, accrued original issue discount (or if the convertible notes have been converted to semiannual coupon notes following a tax event, accrued and unpaid interest), redemption price, repurchase price or change in control purchase price with respect to any convertible note when such becomes due and payable;

     . default in payment of any interest which becomes payable after the convertible notes have been converted to semiannual coupon notes following a tax event, which default continues for 30 days;

     . failure by the Company to convert any portion of the principal amount of a convertible note in accordance with its terms following exercise by the holder of such convertible note of the right to convert such convertible note.

     If an event of default (other than an event of default arising from the bankruptcy, insolvency or reorganization of the Company) with respect to any series of notes for which there are notes outstanding under the senior indenture occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of the notes of such series outstanding may declare the principal amount (or if such notes are original issue discount notes, such portion of the principal amount as may be specified in the terms of that series) of all notes of that series to be immediately due and payable. If an event of default arising from the bankruptcy, insolvency or reorganization of the Company with respect to any series of notes for which there are notes outstanding under the senior indenture occurs, the principal amount (or if such notes are original issue discount notes, such portion of the principal amount as may be specified in the terms of that series) of all notes of that series will automatically, and without any action on the part of the trustee or any holder, become immediately due and payable. The holders of a majority in principal amount of the notes of any series outstanding under the senior indenture may waive an event of default resulting in acceleration of such notes, but only if all events of default with respect to notes of such series have been remedied and all payments due (other than those due as a result of acceleration) have been made.

     If an event of default occurs and is continuing, the trustee may, in its discretion, and shall, at the written request of holders of not less than a 25% in aggregate principal amount of the notes of any series outstanding under the senior indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the senior indenture, proceed to protect the rights of the holders of all the notes of such series. Prior to acceleration of maturity of the notes of any series outstanding under the senior indenture, the holders of a majority in aggregate principal amount of such notes may waive any past default under the senior indenture except a default in the payment of principal of, premium, if any, or interest on the notes of such series.

     The senior indenture provides that upon the occurrence of an event of default arising from either (i) the default in the payment of principal of or premium, if any, on any of the notes of that series outstanding under the senior indenture when due or (ii) the default in the payment of interest on any of the notes of that series outstanding under the senior indenture when due and continuance of such default for 30 days, the Company will, upon demand of the trustee, pay to it, for the benefit of the holder of any such note, the whole amount then legally due and payable on such notes for principal, premium, if any, and interest. The senior indenture further provides that if the Company fails to pay such amount forthwith upon such demand, the trustee may, among other things, institute a judicial proceeding for the collection thereof.

     The senior indenture also provides that notwithstanding any other provision of the senior indenture, the holder of any note of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such notes on the respective stated maturities as expressed in such note and that such right shall not be impaired without the consent of such holder.

     The Company is required to file annually with the trustee a written statement of officers as to the existence or non-existence of defaults under the senior indenture.

Senior Indenture Covenants

Limitation on Disposition of PNB

     Subject to certain exceptions, so long as any of the notes are outstanding, the Company: (a) will not, nor will it permit PNB to, sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of PNB (other than sales of directors' qualifying shares), nor will the Company permit PNB to issue any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of PNB (other than sales of directors' qualifying shares) unless the Company will own, directly or indirectly, at least 80% of the issued and outstanding voting stock of PNB after giving effect to such transaction; or (b) will not permit PNB to either (i) merge or consolidate with or into any corporation (other than the Company), unless the surviving corporation is the Company or at least 80% of the surviving corporation's issued and outstanding voting stock is, or upon consummation of the merger or consolidation will be, owned, directly or indirectly by the Company, or (ii) lease, sell or transfer all or substantially all of its properties and assets to any corporation or other person (other than the Company), unless 80% of the issued and outstanding voting stock of such corporation or other person is owned, or will be owned, upon such lease, sale or transfer, directly or indirectly, by the Company; provided, however, that nothing in this section of the senior indenture shall prohibit the Company from the sale or transfer of assets pursuant to any securitization transaction.

Limitation on Creation of Certain Liens

     So long as any of the notes are outstanding, the Company will not, nor will it permit PNB to, create, assume, incur, or suffer to be created, assumed or incurred or to exist, any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, voting stock of PNB, directly or indirectly, without making effective provision whereby the applicable notes of all series shall be equally and ratably secured with any and all such indebtedness if, treating such pledge, encumbrance or lien as a transfer of the shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, voting stock of PNB subject thereto to the secured party and after giving effect to the issuance of the maximum number of shares of voting stock of PNB issuable upon the exercise of all such convertible securities, options, warrants or rights, the Company would not continue to own, directly or indirectly, at least 80% of the issued and outstanding voting stock of PNB.

Modification and Waiver of the Senior Indenture

     The senior indenture provides that the Company and the trustee may enter into a supplemental indenture to amend the senior indenture without the consent of any holder of the notes:

         . to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company therein and in the notes,


         . to add to the covenants of the Company for the benefit of the holders of all or any series of notes (and if such covenants are to be for the benefit of less than all series of notes, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company,

         . to add any additional events of default for the benefit of the holders of all or any series of notes (and if such additional events of default are to be for the benefit of less than all series of notes, stating that such additional events of default are expressly being included solely for the benefit of such series),

         . to add to or change any of the provisions of the senior indenture to such extent as shall be necessary to permit or facilitate the issuance of notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of notes in uncertificated form,

         . to add to, change or eliminate any of the provisions of the senior indenture in respect of one or more series of notes, provided that any such addition, change or elimination (i) shall neither (A) apply to any note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such note with respect to such provision or (ii) shall become effective only when there are no such notes outstanding,

         .  to secure the notes,

         . to establish the form or terms of notes permitted by the senior indenture,

         . to evidence and provide for the acceptance of appointment by a successor trustee with respect to the notes of one or more series and to add to or change any of the provisions of the senior indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee in accordance with the senior indenture, or

         . to cure any ambiguity, defect or inconsistency, or to make any other provisions with respect to matters arising under the senior indenture, provided that such action will not adversely affect the interests of the holders of notes of any series in any material respect.

     The senior indenture may be modified or amended at any time with the consent of the holders of not less than 66 2/3% in principal amount of all series of the notes at the time outstanding under the senior indenture and affected by such modification or amendment; provided, however, that without the consent of the holder of each note affected, no such modification or amendment shall:

         . change the stated maturity of the principal of, or any installment of principal of or interest on, any note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount note or any other note which would be due and payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the coin or currency in which, any note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date), or impair the right of any holder to convert any convertible note, or impair or adversely affect the right to bring a suit to enforce the right to convert any convertible note, or adversely affect the right to require the Company to repurchase the convertible notes upon a change of control, or reduce or adversely affect the right to receive the redemption price or repurchase price for the convertible notes, or

         . reduce the percentage in principal amount of the outstanding notes of any series, the consent of whose holders is required for any such modification or amendment or the consent of whose holders is required for any waiver of compliance provisions in the senior indenture or certain defaults provided for in the senior indenture, or

         . modify any of the provisions relating to the amendment of the senior indenture with the consent of the holders of the notes, the waiver of past defaults, limits pertaining to the disposition of the voting stock of PNB, limits on the creation of certain liens, and the waiver of certain other covenants described in the senior indenture, except to increase any such percentage or to provide that certain other provisions of the senior indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Corporate Existence, Consolidation, Merger and Sale of Assets

     Except as described in the next paragraph, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and the existence of PNB and its rights (charter or statutory) and franchises and those of PNB; provided, however, that the Company will not be required to preserve any such right or franchise if the Company determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the notes.

     The Company may consolidate with or merge into any other entity or entities or convey, transfer or lease its properties and assets substantially as an entirety to any person without the consent of the holders of any of the notes provided that (i) any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, any state thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the notes under the senior indenture, (ii) immediately after giving effect to the transaction no event of default under the senior indenture, and no event which, after notice or lapse of time or both, would become an event of default under the senior indenture, shall have happened and be continuing, (iii) if as a result of such transaction the Company would become subject to an encumbrance not permitted by the senior indenture, the Company or such successor purchaser takes necessary steps to effectively secure the notes equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the trustee an officers' certificate and an opinion of counsel stating compliance with these provisions.

     Although such transactions are permitted under the senior indenture,
certain of the foregoing transactions occurring on or prior to February    ,
2006 could constitute a change in control of the Company permitting each holder to require the Company to purchase the convertible notes of such holder as described above.

No Restriction on Future Indebtedness under the Senior Indenture

     The senior indenture does not contain any provision which will restrict us from incurring, assuming or becoming liable with respect to any indebtedness or other obligations. In addition, the senior indenture does not contain any provision which would afford holders of the convertible notes other protection upon the occurrence of a highly leveraged transaction involving the Company which may adversely affect the creditworthiness of the convertible notes.

Calculations in Respect of Convertible Notes

     We will be responsible for making all calculations called for under the convertible notes. These calculations include, but are not limited to, determination of the market prices of the convertible notes and of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of convertible notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

     If a bankruptcy proceeding is commenced in respect of the Company, the claims of the holder of a convertible note is, under Title 11 of the United States Code, limited to the issue price of the convertible note plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the convertible notes will be effectively subordinated to the indebtedness and other obligations of the Company's subsidiaries.

Notices

     Notice to holders of the convertible notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

     Notice of a redemption of convertible notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the convertible notes will be irrevocable.


Governing Law

     The senior indenture and the convertible notes will be governed by and construed in accordance with the laws of the State of New York, United States of America.

Information Concerning the Trustee

     Bank One Trust Company, N.A. is the trustee, registrar, paying agent and conversion agent under the senior indenture. In certain instances, the Company or the holders of a majority of the then outstanding principal amount of the notes issued under the senior indenture may remove the trustee and appoint a successor trustee. Subject to the provisions of applicable law, the trustee may become the owner or pledgee of any of the notes with the same rights it would have if it were not the trustee. The trustee and any successor trustee must be a person or entity eligible to be a trustee under the Trust Indenture Act of 1939 and must have (or, in the case of a trustee or successor trustee included in a bank holding company system, the related bank holding company must have) a combined capital and surplus of at least $100,000,000. From time to time and subject to applicable law relating to conflicts of interest, the trustee may also serve as trustee under other indentures relating to securities issued by the Company and may engage in commercial transactions with the Company.

Book-Entry System

     Upon issuance, all convertible notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, the depositary, The Depository Trust Company, New York, New York, and registered in the name of the depositary's nominee. Except as described below, global notes may be transferred, in whole and not in part, only by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary.

     The depositary has advised the underwriters and us as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. "Direct participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (indirect participants). The Rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

     Purchases of interests in the global notes under the depositary's system must be made by or through direct participants, which will receive a credit for such interests on the depositary's records. The ownership interest of each actual purchaser of interests in the global notes, each called a beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except as described below.

     To facilitate subsequent transfers, all global notes deposited by participants with the depositary are registered in the name of the depositary's partnership nominee, Cede & Co. The deposit of global notes with the depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the interests in the global notes; the depositary's records reflect only the identity of the direct participants to whose accounts interests in the global notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the depositary nor Cede & Co. will consent or vote with respect to the global notes. Under its usual procedures, the depositary mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts interests in the global notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the global notes will be made to the depositary. The depositary's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on the depositary's records unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of the depositary, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the depositary is the responsibility of us or the trustee, disbursement of such payments to direct participants shall be the responsibility of the depositary, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

     Conversion will be effected by the depositary upon notice from the holder of a beneficial interest in a global note in accordance with its rules and procedures. Convertible notes surrendered for conversion must be accompanied by a conversion notice and any payments in respect of interest, as applicable, as described above under "- Conversion Rights".

     The depositary may discontinue providing its services as securities depository with respect to the convertible notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated convertible notes are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through the depositary (or a successor securities depositary). In that event certificated convertible notes will be printed and delivered.

     The convertible notes represented by one or more global notes are exchangeable for certificated convertible notes of like tenor as such convertible notes if:

     . the depositary for such global notes notifies us that it is unwilling or unable to continue as depositary for such global notes or if at any time such depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended;

     . we in our discretion at any time determine not to have all of the convertible notes represented by one or more global notes and notify the trustee of such determination; or

     . an event of default has occurred and is continuing with respect to the convertible notes.

     Any convertible note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated convertible notes issuable in authorized denominations and registered in such names as the depositary holding such global notes shall direct. The authorized denominations of the convertible notes will be $1,000 principal amount at maturity or any greater amount that is an integral multiple of $1,000. Subject to the foregoing, a global note is not exchangeable, except for a global note or global notes of the same aggregate denominations to be registered in the name of such depositary or its nominee.

     The information in this section concerning the depositary and the depositary's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of such information.

           MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations to U.S. holders (as described below) and the material U.S. federal income and estate tax considerations to non-U.S. holders (as described below) relating to the purchase, ownership and disposition of the convertible notes or shares of our common stock. This discussion is limited to holders of convertible notes who purchase the convertible notes in connection with their original issue from the underwriter at the "issue price" of the convertible notes and who hold the convertible notes and any shares of our common stock into which the convertible notes are converted as capital assets. For this purpose only, the "issue price" of the convertible notes is the first price at which a substantial amount of the convertible notes is sold to investors (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

     This discussion does not contain a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the convertible notes or shares of our common stock. In particular, this discussion does not address all tax considerations that may be important to you in light of your particular circumstances (such as the alternative minimum tax provisions) or under certain special rules. Special rules may apply, for instance, to certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold convertible notes or shares of our common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other integrated or risk reduction transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, the discussion does not apply to holders of convertible notes or shares of our common stock that are partnerships. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the convertible notes or shares of our common stock.

     PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE CONVERTIBLE NOTES AND SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

     As used herein, the term "U.S. holder" means a holder of a convertible note or our common stock that is, for U.S. federal income tax purposes:

     .             a citizen or resident of the United States;
     .             a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or

     .             an estate or trust the income of which is subject to U.S.
                   federal income taxation regardless of its source.

     As used herein, the term "Non-U.S. holder" means a holder of a convertible note or our common stock that is, for U.S. federal income tax purposes:

     .             a nonresident alien individual;

     .             a foreign corporation; or

     .             a nonresident alien fiduciary of a foreign estate or trust.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the convertible notes or shares of our common stock into which the convertible notes are converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of convertible notes that is a partnership and partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the convertible notes or shares of our common stock into which the convertible notes are converted.

     U.S. Holders

     Original Issue Discount on the Convertible Notes. The convertible notes are being issued at a substantial discount from their principal amount. For U.S. federal income tax purposes, the excess of the principal amount of each convertible note over its issue price constitutes original issue discount ("OID"). You will be required to include OID in income as it accrues, in accordance with a constant yield method, before receipt of the cash or stock attributable to such income, regardless of your regular method of accounting for U.S. federal income tax purposes. Under these rules, you will have to include in gross income increasingly greater amounts of OID in each successive accrual period. Your original tax basis for determining gain or loss on the sale or other disposition of a convertible note will be increased by accrued OID included in your gross income.

     Sale, Exchange, Conversion or Retirement of the Convertible Notes. Except as described below, upon the sale, exchange or retirement of a convertible note, of if you exercise your conversion right and receive cash instead of common stock (as described above under "Description of Convertible Notes -- Conversion Rights"), you will recognize gain or loss equal to the difference between the sale or redemption proceeds and your adjusted tax basis in the convertible note. Your adjusted tax basis in a convertible note will generally equal your cost of the convertible note increased by any OID previously included in income with respect to such convertible note. Gain or loss realized on the sale, exchange, conversion or retirement of a convertible note will generally be capital gain or loss and will be long-term capital gain or loss if the convertible note is held for more than one year. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations). Our election to pay interest on the convertible notes instead of accruing OID upon the occurrence of a tax event will not constitute a taxable exchange of the convertible notes to the holders.

     A U.S. holder's conversion of a convertible note into our common stock will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). A U.S. holder's basis in our common stock received on conversion of a convertible note will be the same as the holder's basis in the convertible note at the time of conversion (exclusive of any tax basis allocable to a fractional share). The holding period for our common stock received on conversion will include the holding period of the converted convertible note, except that the holder's holding period for our common stock attributable to accrued original issue discount may commence on the day following the date of conversion. Cash received in lieu of a fractional share upon conversion of a convertible note should be treated as a payment in exchange for the fractional share. The receipt of cash in lieu of a fractional share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

     Exercise of Repurchase Right. If you require us to repurchase a convertible note on a repurchase date and if we issue shares of our common stock in full satisfaction of the repurchase price, the exchange of a convertible note for shares of our common stock will be treated the same as a conversion. If you require us to repurchase a convertible note on a repurchase date and if we deliver a combination of cash and shares of our common stock in payment of the repurchase price, then, in general, (1) you will recognize gain (but not loss) to the extent that the cash and the value of the shares received exceeds your adjusted tax basis in the convertible note, but in no event will the amount of recognized gain exceed the amount of cash received, (2) your basis in the shares received will be the same as your basis in the convertible note repurchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by you (other than gain with respect to a fractional share), and (3) the holding period of the shares received in the exchange will include the holding period for the convertible note that was repurchased, except that the holding period of shares attributable to OID may commence on the day following the date of delivery.

     Adjustment of Conversion Rate. If at any time we make a distribution of property to stockholders that would be taxable to such stockholders as a dividend for U.S. federal income tax purposes (for example, distributions of evidences of indebtedness or assets of ours, but generally not stock dividends or rights to subscribe for our common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the convertible notes is increased, such increase may be deemed to be the payment of a taxable dividend to you. If the conversion rate is increased at the discretion of us or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to you.

     Ownership and Disposition of Shares of Our Common Stock. Distributions, if any, paid on shares of our common stock generally will be includable in your income as ordinary income to the extent made from our current or accumulated earnings and profits. Upon the sale, exchange or other disposition of shares of our common stock, you generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such shares. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

     Non-U.S. Holders

     Withholding Tax on Payments of Principal and Original Issue Discount on Convertible Notes. The payment of principal (including any OID included therein) on a convertible note by us or any paying agent of ours to you will not be subject to U.S. federal withholding tax, provided that in the case of a payment in respect of OID:

     . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our common stock;

     . you are not a controlled foreign corporation that is related to us within the meaning of the Code; and

     . either (A) the beneficial owner of the convertible note certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on U.S. Treasury Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the convertible note, certifies under penalties of perjury that such a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

     Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to OID on a convertible note if such OID is effectively connected with a U.S. trade or business of yours. Effectively connected OID received by a Non-U.S. holder which is a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments. Such effectively connected OID will not be subject to withholding tax if the holder delivers a Form W-8ECI to the payor.

     Dividends. Dividends, if any, paid on shares of our common stock to you generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to satisfy certain certification requirements in order to claim treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends that are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, you may also be subject to a U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments.

     Gain on Disposition of the Convertible Notes and Shares of Our Common Stock. You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a convertible note, including the exchange of a convertible note for shares of our common stock, or the sale or exchange of shares of our common stock unless:

     . you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States;

     . in the case of an amount which is attributable to OID, you do not meet the conditions for exemption from U.S. federal withholding tax, as described in "Withholding Tax on Payments of Principal and Original Issue Discount on Convertible Notes," above;

     . the gain is effectively connected with your conduct of a United States trade or business; or

     . we are a U.S. real property holding corporation under the "FIRPTA" rules adopted in 1980.

     Generally, a corporation is a U.S. real property holding corporation under the "FIRPTA" rules if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We currently are not a U.S. real property holding corporation and do not intend to become one in the future. However, no assurance can be given that we will not become a U.S. real property holding corporation in the future. If we are determined to be a U.S. real property holding corporation, then an exemption would generally apply to a Non-U.S. holder who at no time actually or constructively owned more than 5% of the outstanding convertible notes or more than 5% of our outstanding common stock, assuming our common stock continues to be regularly traded on an established securities market, as prescribed by Treasury regulations.

     U.S. Federal Estate Tax. A convertible note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes), will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such convertible note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Our common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, subject to the reduction of such estate tax if the individual is eligible for the benefits of an estate tax treaty with the United States.

     Backup Withholding and Information Reporting

     U.S. Holders. Payments of interests or dividends made by us on, or the proceeds of the sale or other disposition of, the convertible notes or shares of our common stock may be subject to information reporting and U.S. federal backup withholding tax at the rate of 31% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

     Non-U.S. Holders. If you are a Non-U.S. holder you may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of principal, including cash payments in respect of OID, on the convertible notes. In addition, we must report annually to the IRS and to each Non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.


                                 UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount at maturity of convertible notes set forth opposite the name of such underwriter.


                                                           Principal Amount at
Name                                                           Maturity of
----                                                        Convertible Notes
                                                            -----------------
Banc of America Securities LLC..........................   $

J.P. Morgan Securities Inc..............................   $

Salomon Smith Barney Inc................................   $

      Total.............................................   $

     The underwriting agreement provides that the obligations of the several underwriters to purchase the convertible notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the convertible notes if they purchase any of the convertible notes (other than those covered by the over-allotment option described below).

     The underwriters, for whom Banc of America Securities LLC is acting as representative, has advised us that the convertible notes will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any convertible notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to % of the principal amount of convertible notes. If all the convertible notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $ principal amount at maturity of convertible notes at the public offering price less the underwriting discount, plus accrued original issue discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase additional convertible notes in an aggregate principal amount at maturity approximately proportionate to such underwriter's initial purchase commitment.

     The Company has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Banc of America Securities LLC. This agreement does not apply to any existing employee stock option, stock ownership or equity incentive plans or to exchanges or conversions of currently outstanding convertible or exchangeable securities.

     Certain executive officers of the Company (including the Chief Executive Officer and Chief Financial Officer) have agreed with the underwriters not to dispose of or enter into a hedge involving the disposition of any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of Banc of America Securities LLC and except in certain other limited circumstances.

     The convertible notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the convertible notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the convertible notes.

     In order to facilitate the offering of the convertible notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the convertible notes and the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of convertible notes than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional convertible notes from us in the offering. The underwriters may close out any covered short position by either exercising the option to purchase additional convertible notes or purchasing convertible notes in the open market. In determining the source of convertible notes to close out the covered short position, the underwriters will consider, among other things, the price of convertible notes available for purchase in the open market as compared to the price at which they may purchase convertible notes through the overallotment option. `Naked" short sales are sales in excess of the option. The underwriters must close out any naked short position by purchasing convertible notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the convertible notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids for or purchases of the convertible notes made by the underwriters in the open market prior to the completion of the offering. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the convertible notes in the offering, if the syndicate repurchases previously distributed convertible notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the convertible notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the convertible notes and the common stock. As a result, the price of the convertible notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

     The underwriters and certain of their affiliates have provided and may in the future provide investment banking and other financial services to us and certain of our affiliates for which they have received and will receive customary fees.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


                         VALIDITY OF CONVERTIBLE NOTES

     The validity of the convertible notes offered hereby will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California and for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

================================================================================



                                       $

                              Providian Financial
                                  Corporation


              Zero Coupon Convertible Notes due February    , 2021


                               [LOGO] Providian
                                      Financial

                                _______________
                             PROSPECTUS SUPPLEMENT

                               February    , 2001

                                _______________

                         Banc of America Securities LLC

                                   JP Morgan

                              Salomon Smith Barney




================================================================================